DT Asia Investments Limited
Room 1102, 11/F, Beautiful Group Tower
77 Connaught Road Central
Hong Kong

September 11, 2014

VIA EDGAR AND FEDERAL EXPRESS

John Reynolds
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	DT Asia Investments Limited Registration Statement on Form S-1 Filed July 1, 2014 File No. 333-197187

Dear Mr. Reynolds:

DT Asia Investments Limited (the “Company”, “we”, “us” or “our”) hereby submits for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, the Company’s response to the Staff’s oral comments to the above referenced Registration Statement which was originally filed with the Commission on July 1, 2014.

As further discussed with the Staff via telephone on September 10, 2014, the Company is submitting this response to reiterate and expand its discussion relating to registration requirements for the issuance of shares underlying the rights. More specifically, the Company hereby confirms that the shares underlying the rights will be issued either (i) pursuant to a post-effective amendment to the current Registration Statement, with such amendment to be filed and declared effective prior to the consummation of the Company’s initial business combination, (ii) pursuant to a registration statement on Form S-4 if the Company will not be the surviving entity upon consummation of such business combination, or (iii) in reliance on an exemption from registration under the Securities Act of 1933, as amended, such as a Section 3(a)(9) exemption, which applies to “any securities exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The determination of the availability of the 3(a)(9) exemption or any other exemption will be made based on the specific facts, circumstances and structure relating to the initial business combination.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or Ying Li, Esq. at yli@egsllp.com to reach them by telephone at (212) 370-1300.

Very truly yours,

DT ASIA INVESTMENTS LIMITED

By:	/s/ Emily Tong
Chairwoman